Cancellation of Stock Option Grant

1. Number of grantees affected by cancellation
- Employees or directors of the Company : 41 persons
- Employees or directors of affiliated companies : none

2. Number of shares subject to cancellation : 420,836 shares of registered common stock

3. Number of stock option rights granted after cancellation : 13,332,817 registered common shares

4. Reasons for cancellation
- Cancellation pursuant to Article 9-2 of hanarotelecom’s Articles of Incorporation

5. Date of BOD resolution : June 22, 2006
- Outside directors present : 5 out of 6
- Attendance of Audit Committee members : present

6. Others
- Due to a capital reduction which became effective on May 3, 2006, the number of stock option rights granted after the cancellation is 13,332,817 shares (1,503 grantees), instead of 22,165,645 shares.
* Detailed calculation method :
1) 22,586,481 (total number of shares granted) – 420,836 (the number of shares subject to the cancellation) = 22,165,645 (total number of shares granted before capital reduction)
2) 22,165,645 – 4,500,000 (the number of shares of 6th grant excluding the shares of 6th grant subject to the cancellation) = 17,665,645 (total number of granted shares subject to capital reduction)
3) 17,665,645 X 0.5 (capital reduction ratio) = 8,832,822.5
4) 8,832,822.5 – odd lot shares (5.5 shares) + 4,500,000 (the number of shares of 6th grant) = 13,332,817 shares

• Adjustment of exercise price with respect to capital reduction

	Before adjustment		After adjustment		No. of grantees

	Exercise price (KRW)	No. of exercise	Exercise price (KRW)	No. of exercise
	—	shares	—	shares

1st (Mar.1, 1999)	5,630	50,000	11,260	25,000	1

2nd (Oct. 1, 1999)	19,910	120,000	39,820	60,000	7

3rd (Mar. 7, 2000)	17,750	1,403,355	35,500	701,672	772

4th (Dec. 16, 2004)	5,000	15,812,290	10,000	7,906,145	1,394

5th (Mar. 25, 2005)	5,000	280,000	10,000	140,000	4

Total	—	17,665,645	—	8,832,817	1,493

Note 1) The number of grantees affected by cancellation excludes overlapping grantees (a total of 685 grantees) and grantees of the 6th grant of stock options that are not subject to adjustment of exercise price this time (a total of 10 grantees excluding overlapping grantees).
Note 2) As for the 6th grant of stock options (4,500,000 shares = 4,650,000 shares – 150,000 shares subject to the cancellation), exercise conditions will be adjusted upon a separate resolution of the BOD in accordance with the stock option grant agreement.

[Details of ineffective stock option rights]

	Relations with the	No. of cancelled	Reasons for
Name	Company	shares	cancellation

			Less than 2 years
			of service after
Seung-seok Oh	Former employee	890	the date of grant

			Voluntary
			resignation within
			2 years after the
Kwang-soo Lee	Former employee	20,000	date of grant

Mee-ohk Suh	Former employee	4,000	¡¨

Jung-yeop Ji	Former employee	4,600	¡¨

Hak-jun Kim	Former employee	4,800	¡¨

Ji-yang Park	Former employee	5,400	¡¨

Moon-hwan Cho	Former employee	3,800	¡¨

Joon-hee Mo	Former employee	4,600	¡¨

Sung-bae Kim	Former employee	6,000	¡¨

Hye-lim Jung	Former employee	2,600	¡¨

Seung-ho Hyun	Former employee	4,600	¡¨

Dong-sun Shin	Former employee	20,000	¡¨

Seung-seok Oh	Former employee	4,200	¡¨

Yang-ho Shin	Former employee	4,400	¡¨

Tae-woong Choi	Former employee	4,600	¡¨

Pyung-su Park	Former employee	5,600	¡¨

Ji-young Park	Former employee	3,200	¡¨

Ji-man Park	Former employee	4,800	¡¨

Tea-yub Lee	Former employee	4,600	¡¨

Jung-in Choi	Former employee	3,200	¡¨

Young-bae An	Former employee	3,400	¡¨

Kyung-teak Oh	Former employee	5,600	¡¨

Seong-jun Bae	Former employee	4,400	¡¨

Il-young Kim	Former employee	4,800	¡¨

Yong-kwon Jung	Former employee	5,400	¡¨

Seung-hyun Kim	Former employee	5,400	¡¨

Choon-sam Beack	Former employee	4,400	¡¨

Hyong-sok Lim	Former employee	2,600	¡¨

Yong-jin Jung	Former employee	5,400	¡¨

Seong-won Yang	Former employee	5,600	¡¨

Jung-kang Jee	Former employee	5,200	¡¨

Min-kyoung Park	Former employee	3,200	¡¨

Soon-mo Kwon	Former employee	4,600	¡¨

Sang-yup Lee	Former employee	4,600	¡¨

Jin-gook Lim	Former employee	5,200	¡¨

Jong-won Park	Former employee	4,400	¡¨

Kwang-jo Lee	Former employee	4,800	¡¨

Jeong-kyu Kim	Former employee	6,200	¡¨

Kee-berm Hong	Former employee	5,600	¡¨

Hyo-yeung Jeung	Former employee	4,800	¡¨

			Invalidation due to
Sung-bae Kim	Former employee	1,440	resignation

Dong-sun Shin	Former employee	1,120	¡¨

Yang-ho Shin	Former employee	576	¡¨

Pyung-su Park	Former employee	720	¡¨

Ji-man Park	Former employee	432	¡¨

Kyung-teak Oh	Former employee	720	¡¨

Il-young Kim	Former employee	576	¡¨

Yong-kwon Jung	Former employee	692	¡¨

Seung-hyun Kim	Former employee	432	¡¨

Yong-jin Jung	Former employee	432	¡¨

Seong-won Yang	Former employee	720	¡¨

Jung-kang Jee	Former employee	480	¡¨

Kwang-jo Lee	Former employee	260	¡¨

Jeong-kyu Kim	Former employee	400	¡¨

Hyo-yeung Jeung	Former employee	346	¡¨

Jong-sum Lee	Former officer	50,000	Voluntary waiver

			Reasons for
			invalidation set
			forth in the
			Agreement on Stock
			Option Grant
			(6th
Won-hee Lee	Former officer	150,000	grant)

Total		420,836